FIXED DOLLAR COST AVERAGING ACCOUNT RIDER

This rider is part of your contract. The Rider Effective Date is shown on the Data Page. All definitions, provisions, and exceptions of the contract apply to this rider unless specifically changed by this rider. In the event of a conflict between any provision in this rider and the contract, the provisions of this rider will control. There is no charge for this rider.

RIDER BENEFITS

This rider expands Your Investment Options to include Fixed Dollar Cost Averaging Accounts ("Fixed DCA Account(s)"), subject to the terms and conditions of this rider. Fixed DCA Accounts spread Your premium payment allocations over time to the Investment Options You elect.

DEFINITIONS

FIXED DOLLAR COST AVERAGING ACCOUNT means an Investment Option to which premium payments may be allocated, and from which a portion of the accumulated value is transferred to other Investment Options over time.

DCA TERM means the period of time over which the entire Fixed DCA Account Value will be transferred to other Investment Options You elect. The DCA Term is shown on the Data Page.

FIXED DCA ACCOUNT VALUE for any one Fixed DCA Account at any time is equal to:

1.	premium payments and credits allocated to it; plus

2.	interest credited to it; less

3.	amounts deducted from it; less

4.	amounts transferred from it; less

5.	amounts surrendered from it; less

6.	amounts applied to an annuity benefit payment option.

Fixed DCA Account Values do not vary based on the performance of the Separate Account.

PREMIUM PAYMENT ALLOCATIONS

You may allocate premium payments to the Fixed DCA Accounts We make available. Premium payments allocated to a Fixed DCA Account:

1.	must equal or exceed the Minimum Fixed DCA Account Premium Payment shown on the Data Page; and

2.	will receive the interest rate in effect on the Valuation Day the premium payment is received.

Additional premium payments may be applied to an existing Fixed DCA Account You designate for the remainder of that DCA Term.

At the end of any DCA Term or when Your entire Fixed DCA Account Value has been transferred, You may allocate premium payments to begin a new DCA Term of the same time period.

FIXED DCA ACCOUNT TRANSFERS

The Fixed DCA Account Values will be transferred to the Investment Options You elect on a monthly basis, on a date We determine, over the DCA Term. The amount of the transfer will be determined by dividing the Fixed DCA Account Value by the number of months remaining in the DCA Term. Any credit will be transferred immediately to the Investment Options You elect.

You may transfer the Fixed DCA Account Value in fewer months than are remaining in the DCA Term, or change Your premium payment allocations by providing Us Notice.

You may not transfer values from any other Investment Option to a Fixed DCA Account.

INTEREST

Premium payments allocated to a Fixed DCA Account earn interest at the rate in effect on the Valuation Day the premium payment is received.

The interest rate is based on the DCA Term and is set by Us at Our sole discretion but will never be less than the Fixed DCA Account Guaranteed Minimum Interest Rate shown on the Data Page.

RESERVATION OF RIGHT TO REFUSE PREMIUM PAYMENT ALLOCATIONS

We reserve the right to refuse premium payment allocations to the Fixed DCA Accounts. We will send You written notice at least 30 days prior to the date We exercise this right. We will also notify You when We revoke, in whole or in part, any restriction of premium payment allocations.

DEFERMENT OF PAYMENTS

We reserve the right to defer payment of a surrender from a Fixed DCA Account for up to six months after We receive Your Notice. If required, We will seek regulatory approval to defer payment.

/s/ Daniel J. Houston
Chairman, President and Chief Executive Office

Principal Life Insurance Company
{Des Moines, Iowa 50392-0001}